[Reference Translation]

May 12, 2021

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code: 7203 The First Section of Tokyo Stock
Exchange and Nagoya Stock Exchange)
Name and Title of Contact Person:
Kaname Shimizu,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Partial Amendments to the Articles of Incorporation

Toyota Motor Corporation (“TMC”) hereby informs you that at the meeting of its Board of Directors held on May 12, 2021, TMC resolved to propose the “Matter of Partial Amendments to Articles of Incorporation” at its 117th Ordinary General Meeting of Shareholders scheduled to be held on June 2021, as described below.

1.	Reason for Amendments to Articles of Incorporation

Due to the cancellation of all of the Model AA Class Shares on April 3, 2021, TMC will delete the related provisions and make other changes as necessary.

2.	Details of Amendments to Articles of Incorporation

The details of the amendments are as described in the Exhibit.

3.	Schedule

(1)	Date of Resolution by the Board of Directors: May 12, 2021

(2)	Date of General Meeting of Shareholders for Amendments to the Articles of Incorporation: June 16, 2021 (Scheduled)

(3)	Effective Date of Amendments to the Articles of Incorporation June 16, 2021 (Scheduled)

(Note)	The details described above are subject to the approval at TMC’s 117th Ordinary General Meeting of Shareholders scheduled to be held on June 16, 2021.

Exhibit

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

Article 5. (Total Number of Authorized Shares, etc.)	Article 5. (Total Number of Authorized Shares)

The total number of shares which the Corporation is authorized to issue shall be ten billion (10,000,000,000), and the total number of authorized shares in each class of class shares shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to First Series Model AA Class Shares through Fifth Series Model AA Class Shares shall not exceed one hundred fifty million (150,000,000).

The total number of shares which the Corporation is authorized to issue shall be ten billion (10,000,000,000).
Common Shares:
ten billion (10,000,000,000) shares
First Series Model AA Class Shares:
fifty million (50,000,000) shares
Second Series Model AA Class Shares:
fifty million (50,000,000) shares
Third Series Model AA Class Shares:
fifty million (50,000,000) shares
Fourth Series Model AA Class Shares:
fifty million (50,000,000) shares
Fifth Series Model AA Class Shares:
fifty million (50,000,000) shares

Article 6. (Number of Shares Constituting One Unit (tangen) and	Article 6. (Number of Shares Constituting One Unit (tangen) and
Rights to Shares Constituting Less than One Unit (tangen) )	Rights to Shares Constituting Less than One Unit (tangen))
1. The number of shares constituting one unit (tangen) of shares of the Corporation shall be one hundred (100) with respect to Common Shares and each class of Model AA Class Shares.	1. The number of shares constituting one unit (tangen) of shares of the Corporation shall be one hundred (100).

2. The shareholders of the Corporation are not entitled to exercise any rights to shares constituting less than one unit (tangen) of shares held by the shareholders, other than the following:

2.     The shareholders of the Corporation are not entitled to exercise any rights to shares constituting less than one unit (tangen) of shares held by the shareholders, other than the rights provided for in each Item of Article 189, Pargraph 2 of the Companies Act (Kaisha-hou).

(Deleted)

(1) the rights provided for in each Item of Article 189, Paragraph 2 of the Companies Act (Kaisha-hou); and
(2) the rights provided for in Article 166, Paragraph 1 of the Companies Act, in respect of the right provided for in Article 18 of the Articles of Incorporation.

<Delete>

Article 8. (Absence of seller put options when the Corporation acquires Model AA Class Shares)

If the Corporation decides to acquire some or all of the Model AA Class Shares held by any holder of Model AA Class Shares (“Model AA Class Shareholder”) under an agreement with such Model AA Class Shareholder pursuant to a resolution of the general meeting of shareholders, and further decides to notify such Model AA Class Shareholder of matters prescribed in any item of Article 157, Paragraph 1 of the Companies Act, the provisions of Article 160, Paragraphs 2 and 3 of such act shall not apply.

Current Articles of Incorporation	Proposed Amendments

Article 9 and Article 10 (Omitted)	Article 8 and Article 9 (The same as the current provisions)
Article 11. (Record Date)	Article 10. (Record Date)

1.     The Corporation shall deem any shareholder entered or recorded in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that business year.

2.     The preceding paragraph shall apply mutatis mutandis to class meetings, where the relevant class meeting is to be held on the same date as an ordinary general meeting of shareholders.

3.     In addition to the case provided for in the preceding two (2) paragraphs, the Corporation may, after giving prior public notice, fix a date as the record date, where it deems it necessary to do so.

1.     The Corporation shall deem any shareholder entered or recorded in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that business year.

(Deleted)

2.     In addition to the case provided for in the preceding paragraph, the Corporation may, after giving prior public notice, fix a date as the record date, where it deems it necessary to do so.

<Delete>
CHAPTER III. MODEL AA CLASS SHARES
Article 12. (AA Dividends)

1.     In the event that the Corporation pays dividends from surplus as provided for in Article 46, Paragraph 1 of these Articles, it shall pay in cash year-end dividends from surplus in the amount specified below (“AA Dividends”) to Model AA Class Shareholders or registered pledgees of Model AA Class Shares (“AA Registered Pledgees”) entered or recorded in the final register of shareholders as of the record date for the dividends, in preference to holders of Common Shares (“Common Shareholders”) or registered pledgees of Common Shares (“Common Share Registered Pledgees”), respectively; provided that if AA Interim Dividends, as provided for in Article 13 of these Articles, have been paid during the fiscal year in which the record date falls, the amount of the AA Interim Dividends so paid shall be deducted from such AADividends.

First Series Model AA Class Shares through Fifth Series Model AA Class Shares: An amount per Model AA Class Share calculated by multiplying the amount per relevant Model AA Class Share paid to the Corporation as consideration by a rate to be determined by the Board of Directors prior to the issuance of each ModelAA Class Share (subject to a maximum of 5%).

2.     If the amount of the dividends from surplus paid in cash to Model AA Class Shareholders or AA Registered Pledgees is less than the prescribed amount of AA Dividends in any fiscal year, the amount of the shortfall per Model AA Class Share (“Cumulative Unpaid Dividends”) shall be carried forward and accumulated in the following fiscal year and thereafter. With respect to the Cumulative Unpaid Dividends, dividends from surplus shall be paid in cash to Model AA Class Shareholders or AA Registered Pledgees until such payment reaches the amount of the Cumulative Unpaid Dividends per Model AA Class Share, in preference to the payment of dividends from surplus as provided in the preceding paragraph or Article 13 of these Articles.

3.     No distribution of dividends from surplus shall be made to any Model AA Class Shareholder or AA Registered Pledgee in excess of the amount of AA Dividends, except for a distribution from surplus in the process of a corporate split (kyushu- bunkatsu) by the Corporation pursuant to Article 758, Item 8 (ii) or Article 760, Item 7 (ii) of the Companies Act, or a distribution from surplus in the process of a corporate split (shinsetsu-bunkatsu) by the Corporation pursuant to Article 763, Paragraph 1, Item 12 (ii) or Article765 Paragraph 1, Item 8 (ii) of such act, in which case, the distribution from surplus shall be made to all Model AA Class Shareholders or AA Registered Pledgees simultaneously and in the same proportion as that made to any Common Shareholders or Common Share Registered Pledgees.

Article 13. (AA Interim Dividends)

In the event that the Corporation pays dividends from surplus as provided in Article 46, Paragraph 2 of these Articles, the Corporation shall pay an amount equivalent to one-half of the prescribed amount of AA Dividends in cash as interim dividends (“AA Interim Dividends”) per Model AA Class Share to Model AA Class Shareholders or AA Registered Pledgees entered or recorded in the final register of shareholders as of the record date with respect to such AA Interim Dividends, in preference to Common Shareholders or Common Share Registered Pledgees

<Delete>

CHAPTER III. MODEL AA CLASS SHARES

Article 14. (Distribution of residual assets)

1.     In the event of a distribution by the Corporation of its residual assets, the Corporation shall pay the amount set forth below in cash to Model AA Class Shareholders or AA Registered Pledgees, in preference to Common Shareholders or Common Share Registered Pledgees, respectively.

First Series Model AA Class Shares through Fifth Series Model AA Class Shares: An amount per Model AA Class Share determined by resolution of the board of directors or an amount calculated under a formula determined by resolution of the board of directors, in either case based on the amount per relevant Model AA Class Share paid to the Corporation as consideration (“Base Price”).

2.     No distribution of residual assets shall be made to Model AA Class Shareholders or AA Registered Pledgees other than as provided in the preceding item.

Article 15. (Voting rights)

Model AA Class Shareholders shall have voting rights exercisable at general meetings of shareholders of the Corporation.

Article 16. (Consolidation of shares, stock split or gratis allotment of shares)

1.     The Corporation shall effect any consolidation of shares or stock split simultaneously and in the same proportion with respect to Common Shares and Model AA Class Shares.

2.     If the Corporation grants its shareholders rights to receive any allotment of shares offered for subscription or stock acquisition rights offered for subscription, the Corporation shall grant Common Shareholders rights to receive Common Shares or stock acquisition rights for Common Shares and shall grant Model AA Class Shareholders rights to receive Model AA Class Shares of the Series held by such shareholders or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

3.     If the Corporation makes a gratis allotment to its shareholders of shares or stock acquisition rights, the Corporation shall make the gratis allotment to Common Shareholders of Common Shares or stock acquisition rights for Common Shares, and shall make the gratis allotment to Model AA Class Shareholders of Model AA Class Shares of the Series held by such shareholders or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

Article 17. (Shareholder’s conversion right into Common Shares)

Model AA Class Shareholders may, at certain times specified therefor in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares, demand that the Corporation acquire some or all of the relevant Model AA Class Shares held by such Model AA Class Shareholders in exchange for Common Shares, in numbers determined by formula specified in such resolutions. Any fractions of less than one share among Common Shares to be delivered in exchange for such Model AA Class Shares shall be disregarded, in which case payment of money, as provided in Article 167, Paragraph 3 of the Companies Act, shall not be made.

Article 18. (Shareholder’s cash put option)

Model AA Class Shareholders may, at certain times specified as put option periods in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares, demand that the Corporation acquire some or all of the relevant Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price. If the demand for acquisition exceeds the amount available for distribution as of the date of demand for such acquisition, as specified in Article 461, Paragraph 2 of the Companies Act, Model AA Class Shares to be acquired by the Corporation shall be determined by resolution of its board of directors, and the cash put option in respect of Model AA Class Shares not so acquired shall be deemed not to have been exercised.

Article 19. (Corporation’s cash call option)

After the lapse of the period specified in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares following the issue of the relevant Model AA Class Shares, at an acquisition date separately determined by resolution of the board of directors of the Corporation, the Corporation may acquire all of the relevant Series of Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price.

Article 20. (Priority)

Each Model AA Class Share shall rank pari passu with every other Model AA Class Share in respect of the AA Dividends, the AA Interim Dividends, the distributions from surplus provided for in the exceptions to Article 12, Paragraph 3, and the distribution of residual assets.

Article 21. (Restrictions on transfer)

1.     Acquisition of Model AA Class Shares by means of transfer will require the approval of the board of directors of the Corporation.

2.     In the event that a tender offer as provided in Article 27-2, Paragraph 6 of the Financial Instruments and Exchange Act is commenced for Model AA Class Shares and any Model AA Class Shareholder tenders its Model AA Class Shares, upon the delivery of Model AA Class Shares or other transfer upon settlement, the Board of Directors shall be deemed to have given approval as set forth in the preceding paragraph.

Article 22. (Prescription Period)

The provisions of Article 46, Paragraph 4 and Article 47 of these Articles shall apply mutatis mutandis to the payment of AA Dividends and AA Interim Dividends.

Current Articles of Incorporation	Proposed Amendments

CHAPTER IV. GENERAL MEETINGS OF	CHAPTER III. GENERAL MEETINGS OF
SHAREHOLDERS	SHAREHOLDERS
Article 23 and Article 27 (Omitted)	Article 11 and Article 15 (The same as the current provisions)

<Delete>
Articles 28. (Resolutions at class meetings)

1.    The provisions of Articles 25, 26 and 27 of these Articles shall apply mutatis mutandis to class meetings.

2.    The provisions of Article 24, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of class meetings made pursuant to Article 324, Paragraph 1 of the Companies Act.

3.    The provisions of Article 24, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of class meetings made pursuant to Article 324, Paragraph 2 of the Companies Act.

4.    No resolution of a class meeting of Model AA Class Shareholders shall be required in respect of any act prescribed in any item of Article 322, Paragraph 1 of the Companies Act, unless otherwise specifically provided by law or regulation.

5.    No resolution of a class meeting of Model AA Class Shareholders shall be required under the provisions of Article 199, Paragraph 4 or Article 238, Paragraph 4 of the Companies Act.

Current Articles of Incorporation	Proposed Amendments

CHAPTER V. MEMBERS OF THE BOARD OF	CHAPTER IV. MEMBERS OF THE BOARD OF
DIRECTORS AND BOARD OF DIRECTORS	DIRECTORS AND BOARD OF DIRECTORS
Article 29 and Article 36 (Omitted)	Article 16 and Article 23 (The same as the current provisions)
CHAPTER VI. AUDIT & SUPERVISORY BOARD	CHAPTER V. AUDIT & SUPERVISORY BOARD
MEMBERS AND AUDIT & SUPERVISORY BOARD	MEMBERS AND AUDIT & SUPERVISORY BOARD
Article 37 and Article 43 (Omitted)	Article 24 and Article 30 (The same as the current provisions)
CHAPTER VII. ACCOUNTING AUDITOR	CHAPTER VI. ACCOUNTING AUDITOR
Article 44 (Omitted)	Article 31 (The same as the current provisions)
CHAPTER VIII. ACCOUNTS	CHAPTER VII. ACCOUNTS
Article 45 and Article 47 (Omitted)	Article 32 and Article 34 (The same as the current provisions)